UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42098

JIADE LIMITED

Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706 Minjiang Road
Jinjiang District, Chengdu City, Sichuan Province
The People’s Republic of China, 610000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation and Appointment of Independent Directors

Ms. Yaxuan Yang, an independent director of JIADE LIMITED, a company incorporated under the laws of the Cayman Islands (the “Company”), a member of the audit committee, the compensation committee, and the nominating and corporate governance committee of the board of directors of the Company (the “Board”), and the chairperson of the audit committee, has notified the Company of her resignation as a director, effective February 14, 2025, for the reasons set forth in her resignation letter, which letter is attached hereto as exhibit 99.1.

On February 14, 2025, the Board appointed Mr. Shang Wu as (i) an independent director of the Company, (ii) a member of each of the nominating and corporate governance committee, audit committee, and compensation committee of the Board, and the chairperson of the compensation committee of the Board. In addition, Mr. Shuang Qiu, an independent director of the Company and a member of the audit committee, the compensation committee, and the nominating and corporate governance committee of the Board, previously served as the chairperson of the compensation committee. In connection with Mr. Shang Wu’s appointment as the new chairperson of the compensation committee, Mr. Shuang Qiu no longer serves in that role and, on February 14, 2025, the Board appointed Mr. Shuang Qiu as the chairperson of the audit committee of the Board. The foregoing appointments are intended to fill the vacancy created by Ms. Yaxuan Yang’s departure. The Company has determined that Mr. Shang Wu satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market, LLC, and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The biographical information of Mr. Shang Wu is set forth below.

Mr. Shang Wu has extensive experience in cultural education, business activities, and corporate management. Since 2018, Mr. Wu has served as the Executive Director of the Italian I.C.E. International Exchange Promotion Association, where he leads strategic initiatives to enhance industrial cooperation between China and Italy. Since 2020, Mr. Wu has also served as the General Manager at Chengdu Muyan Cultural Development Co., Ltd., overseeing the company’s overall operations and leading commercial transformation projects focused on urban renewal and art-related business developments. Mr. Wu received his bachelor's degree in Decoration Arts from the Florence Academy of Fine Arts in 2016 and a master’s degree in Art History from the University of Florence in 2019.

Mr. Wu does not have a family relationship with any other director or executive officer of the Company and nor has he been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

Date: February 20, 2025	By:	/s/ Yuan Li
	Name:	Yuan Li
	Title:	Co-Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Resignation Letter, dated February 14, 2025, from Yaxuan Yang